Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

September 18, 2017

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BRK, Inc.
Information Statement on Schedule 14C Filed September 5, 2017 File No. 000-54956

Dear Ms. Long:

We respectfully hereby submit the information in this letter, on behalf of our client, BRK, Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 15, 2017.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

General

You disclose on page 7 that the amendment to your Articles of Incorporation and Bylaws to increase the authorized number of shares of your company will take effect 20 days after this Information Statement is mailed to your shareholders. You disclose on pages 11 and F-19 of your annual report on Form 10-K filed August 15, 2017 that you increased the number of your authorized shares on June 15, 2017. Please tell us whether you have already effectuated the increase of your authorized shares and, if so, how you have complied with Exchange Act Rule 14c-2(b)’s requirement to provide to shareholders an information statement disclosing proposed corporate action taken pursuant to consent or authorization of security holders no less than 20 days prior to effectuation.

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Response: The Company has already effectuated the increase of its authorized shares, according to Nevada law. The Secretary of State of the State of Nevada filed the Certificate of Amendment, effecting the increase of the Company’s authorized shares, under Section 209 of the Nevada Revised Statutes (“NRS”), on July 26, 2017. As described in the Schedule 14C, a single stockholder, acted by written consent on June 15, 2017, and such stockholder did not solicit a consent from any other stockholder. Additionally, the registrant did not solicit a consent from the single stockholder who consented to the action. The Company’s most recent fiscal year end was April 30, 2017, 46 days before the single stockholder acted by written consent. Rule 3-12(b) of Regulation S-X, states, in relevant part, “[i]f the anticipated effective date or proposed mailing date [of the Schedule 14C] falls after 45 days subsequent to the end of the fiscal year and the registrant does not meet the conditions prescribed under paragraph (c) of §210.3-01, the filing must include audited financial statements for the most recently completed fiscal year.” Rule 3-01 of Regulation S-X, in turn requires that the Company have, in relevant part, “…audited balance sheets as of the end of each of the two most recent fiscal years.” Because the Company did not have audited financial statements in compliance with Rule 3-12(b) or Rule 3-01 on June 16, 2017, the date that the consenting stockholder acted, the Company had to wait until it completed its audit for the fiscal year ended April 30, 2017, which it did when it filed its Form 10-K, on August 15, 2017. Subsequently, the Company filed its preliminary Information Statement on Schedule 14C, incorporating by reference, its audited financial statements for the year ended April 30, 2017. Accordingly, the Company complied with Item 13 of Schedule 14A, and in turn, Item 1 of Schedule 14C, by not filing the Schedule 14C until after its audited financial statements were available (and incorporated by reference into the Schedule 14C), when it filed its Form 10-K on August 15, 2017.

Furthermore, the position that Regulation 14C is inapplicable to the corporate action by the written consent of stockholders is supported by long-standing Staff policy and practice. The seminal no-action letter on this topic is Burlington Northern, Inc. (avail. Feb. 3, 1983). In that situation, Burlington Northern and its wholly-owned subsidiary, R-H Holdings, were conducting a highly publicized hostile tender offer for El Paso Co. At the conclusion of the tender offer, R-H Holdings expected to acquire a majority of the issued and outstanding shares of El Paso, and intended immediately thereafter to act by written consent of stockholders to elect its nominees as directors of El Paso, thereby taking over a majority of the Board of the target. The stockholder action was to be effective immediately, without the need for dissemination of an information statement. The Staff granted no-action relief if R-H proceeded with the proposed action by written consent without compliance with the provisions of Section 14(c).[1]

Under Section 78.325 of the NRS, the taking of action by the written consent of stockholders is legally effective at such time that requisite consents of stockholders are delivered to the company. If Rule 14c-2 were to be applicable to solicitations by stockholders in situations such as this, the rule would effectively override the provisions of state law, and make the stockholder action legally ineffective until after the registrant disseminates an information statement and the twenty-day period has elapsed.

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1 See also Exchange Act Release No. 34-52926 (dated Dec. 8, 2005) (“[A]n issuer must furnish either a proxy statement, if the issuer is soliciting proxies or consents from shareholders, or an information statement pursuant to Section 14(c) of the Exchange Act regarding shareholder meetings where corporate action is to be taken but no proxy authority or consent is sought.”) (emphasis added); Exchange Act Release No. 34-23789, dated Nov. 10, 1986, at Fn. 94 (“[I]f the registrant solicits consents from a few security holders who have enough shares to approve a transaction, the registrant must furnish information statements to the remaining security holders” under Rule 14c-2) (emphasis added).

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There is no authority that the Commission, in adopting Regulation 14C, intended to override substantive state corporate law and thereby significantly restrict the state law rights of stockholders to take immediate action by written consent. It is a fundamental right of stockholders to take action by written consent without the need for the participation or cooperation of the registrant. Many times stockholders are forced to act precisely because the board has already refused to improve corporate governance or remove board members. Since Rule 14c-2 imposes no obligation on a registrant to file or disseminate an information statement within any particular time, it would be entirely possible that the registrant would use the provisions of Rule 14c-2, if applicable, as a delaying tactic in the contest and possibly thwart the timely exercise of stockholders’ right to take action. We believe that if the Commission intended for Regulation 14C to override the state law right of stockholders to take immediately effective action by written consent, that intent would have been clearly expressed in Rule 14c-2 or elsewhere. We have been able to find no such expression in any Commission regulations or releases.

Based on the foregoing, we respectfully submit that in this case, Rule 14c-2 does not require that an information statement be delivered and the 20-day period have elapsed before the increase in the Company's authorized shares becomes effective.

Please contact the undersigned with any questions or comments.

Sincerely, LAW OFFICES OF THOMAS E. PUZZO, PLLC

By:	/s/ Thomas E. Puzzo
Thomas E. Puzzo

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